Exhibit 99.1

ITW to Divest a Majority Interest in Decorative Surfaces Segment to Clayton, Dubilier & Rice

GLENVIEW, ILLINOIS—(August 16, 2012)—Illinois Tool Works Inc. (NYSE: ITW) today announced it has entered into a definitive agreement to divest a 51 percent stake in its Decorative Surfaces segment, consisting of Wilsonart and related international businesses, to a fund managed by Clayton, Dubilier & Rice, LLC (CD&R). Through a combination of CD&R's equity investment of $395 million and borrowing by the new company, ITW will receive cash proceeds of approximately $1.05 billion at closing and will retain a 49 percent equity interest in the business. ITW intends to utilize a majority of after-tax transaction proceeds to repurchase shares to help offset associated earnings dilution.

The Wilsonart, Resopal and Arborite brands were acquired in 1999 by ITW as part of the Premark International transaction. In 2011, the Decorative Surfaces segment had revenues of $1.1 billion and operating margins of 12 percent. Located in North America, Europe and Asia, the Decorative Surfaces segment manufactures and distributes a variety of laminate and work surface products for the construction market including commercial, residential and renovation applications. Products include decorative laminate, solid surface, adhesives and custom edging. The business will become a new, independent company operating as Wilsonart International Holdings, LLC (Wilsonart).

 "The Decorative Surfaces segment has a variety of premium brands and is a valuable asset. The transaction with CD&R creates an opportunity for the business to fully leverage the depth and breadth of its decorative surfacing products and technologies as well as their unique design and full-service capabilities," said David B. Speer, chairman and chief executive officer. "For ITW, the transaction will allow us to focus more resources on our core platforms as well as retain a share in the value of the business as global construction end markets improve over the coming years."

"We believe this transaction creates a very strong foundation for Wilsonart to deliver continued industry-leading performance and are pleased to have ITW as our partner as we work with the Wilsonart management team to further build the value of the business," said CD&R Partner Nathan K. Sleeper.

Paul Pressler, a CD&R operating partner, will assume the role of interim chief executive officer of Wilsonart upon the close of the transaction.

"Wilsonart is extremely well-positioned for future growth," said Mr. Pressler. "We look forward to working with the management team to expand globally, invest in industry-leading innovation, service and distribution capabilities, and provide rewarding career opportunities for employees."

The transaction is expected to be completed in the fourth quarter of 2012, and will be subject to regulatory reviews. The Decorative Surfaces segment results will continue to be reported in ITW's operating income for the third quarter of 2012. Based on the expected completion date, the company is maintaining its third quarter 2012 income per share from continuing operations guidance range of $1.03 to $1.11. Upon completion of the transaction, ITW's ownership interest in the decorative surfaces businesses will be reported using the equity method of accounting and ITW will adjust its full-year forecast accordingly.

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, without limitation, statements regarding income per share from continuing operations and use of proceeds from the announced transaction. These statements are subject to certain risks, uncertainties and other factors which could cause actual results to differ materially from those anticipated. Such factors include failure to obtain regulatory approvals or to satisfy other conditions of the transaction, unanticipated expenses related to the transaction, unexpected issues that may result from ITW's continued ownership of a minority interest in the transaction, and other factors contained in ITW's 2011 Form 10-K.

Celebrating its 100-year anniversary in 2012, ITW is a Fortune 150 global diversified industrial manufacturer of value-added consumables and specialty equipment with related service businesses. The Company focuses on profitable growth and strong returns across worldwide platforms and businesses. The businesses serve local customers and markets around the globe, with a significant presence in developed as well as emerging markets. ITW's revenues totaled $17.8 billion in 2011, with more than half of the revenues generated outside of the United States.

CONTACT: John Brooklier, 847-657-4104 or jbrooklier@itw.com